Exhibit 99.9

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2024

Approval of all resolutions supported by the Board of Directors

Patrick Pouyanné reappointed as Chairman and CEO and
Jacques Aschenbroich confirmed as Lead Independent Director

Paris, May 24, 2024 – The Combined Shareholders’ Meeting of TotalEnergies SE was held on May 24, 2024, under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions supported by the Board of Directors, including in particular:

•	Approval of the 2023 financial statements and payment of an ordinary dividend of €3.01 per share
•	Renewal of the three-year terms as Directors of Mr. Patrick Pouyanné, Mr. Jacques Aschenbroich and Mr. Glenn Hubbard
•	Appointment for a three-year term of Ms. Marie-Ange Debon as Director
•	Approval of the components of the compensation paid during 2023 or allocated for that year and of the compensation policy applicable in 2024 to the Chairman and Chief Executive Officer
•	Appointment of Ernst & Young Audit and PricewaterhouseCoopers Audit, Statutory auditors in charge of certifying the sustainability information
•	Various delegations of competence and financial authorizations granted to the Board of Directors.

In addition, the Shareholders’ Meeting issued a favorable consultative opinion with 80% of the votes cast on the Sustainability & Climate - Progress Report 2024, reporting on the progress made in the implementation of the Corporation's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030.

The Board of Directors, meeting at the end of the Shareholders' Meeting, confirmed unanimously its decision to reappoint Mr. Patrick Pouyanné as Chairman and CEO for the duration of his term of office as Director, Mr. Patrick Pouyanné did not take part to the vote, as well as to confirm Mr. Jacques Aschenbroich as Lead Independent Director.

Closing the Shareholders’ Meeting, Patrick Pouyanné declared: “I would like to thank our Shareholders for their support on the resolutions approved by the Board of Directors, and in particular to the renewal of my term of office as Director and that of Jacques Aschenbroich, Lead Independent Director, as well as to the report on the transition strategy implemented by the Company”.

The full results of the votes as well as the presentations made to shareholders will be available on May 31, on the totalenergies.com website.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).